SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Imara Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

45249V107

(CUSIP Number)

Marcus Karia, Group Finance Director

Arix Bioscience PLC

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45249V107

1	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 1,068,255 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 1,068,255 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,255 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

This percentage is calculated based on 17,407,441 shares of common stock, par value $0.001 per share (the “Common Stock”) outstanding as of October 30, 2020, as reported by Imara Inc. (the “Issuer” or the “Company”) in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2020 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No. 45249V107

1	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 1,068,255 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 1,068,255 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,255 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)	This percentage is calculated based on 17,407,441 shares of Common Stock outstanding as of October 30, 2020 of the Issuer as reported by the Issuer in its Form 10-Q.

This amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2020 (the “March Schedule 13D”), as amended on December 4, 2020 (“Amendment No. 1,” and together the March Schedule 13D, “Original Schedule 13D”) by the Reporting Persons relating to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Imara, Inc., a Delaware corporation (the “Issuer”).

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following paragraph:

This Amendment is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Person due to sales of the Issuer’s Common Stock by the Reporting Persons in multiple transactions between December 4, 2020 and January 7, 2021. Such transactions resulted in a decrease of more than one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended by amending and replacing in their entirety the first paragraph of Item 5 and Item 5(a), (b) and (c) as follows:

The information reported below is based on a total of 17,407,441 shares of Common Stock outstanding as of October 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the Commission on November 5, 2020. This Amendment is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Persons due to sales of the Issuer’s Common Stock by the Reporting Persons in multiple transactions between December 4, 2020 and January 7, 2021. Such transactions resulted in a decrease of more than one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D.

(a)

Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Arix Plc specifically disclaims beneficial ownership any securities reported herein that it does not directly own or control, except to the extent of its pecuniary interest therein.

(b)	Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	During the last 60 days, the Reporting Persons effected the following transactions in the Common Stock:

Date	Amount	Price per Share		Type of Transaction
December 4, 2020	6,500	$25.9306	(1)	open market sale
December 7, 2020	10,591	$26.01	(2)	open market sale
December 8, 2020	12,016	$25.7822	(3)	open market sale
December 9, 2020	3	$26.00		open market sale
December 11, 2020	400	$24.75		open market sale
December 14, 2020	9,951	$24.5605	(4)	open market sale
December 15, 2020	4,375	$24.5190	(5)	open market sale
December 16, 2020	2,389	$24.5117	(6)	open market sale
December 17, 2020	2,371	$24.5464	(7)	open market sale
December 18, 2020	24,737	$25.0075	(8)	open market sale
December 23, 2020	6,897	$23.076	(9)	open market sale
January 4, 2021	1,564	$24.00	(10)	open market sale
January 6, 2021	241,802	$15.1471	(11)	open market sale
January 7, 2021	71,155	$14.8734	(12)	open market sale

(1)

The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $27.09 to $25.50 inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth in this footnote 1 and footnotes 2 through 12, inclusive.

(2)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $26.10 to $26.00, inclusive.
(3)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $26.695 to $25.50, inclusive.
(4)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $24.95 to $24.50, inclusive.
(5)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $24.68 to $24.50, inclusive.
(6)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $24.52 to $24.00, inclusive.
(7)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $25.50 to $24.00, inclusive.
(8)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $26.03 to $24.50, inclusive.
(9)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $23.30 to $23.00, inclusive.
(10)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $24.01 to $24.00, inclusive.
(11)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.58 to $14.75, inclusive.
(12)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.21 to $14.50, inclusive.

Except as set forth above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2021

ARIX BIOSCIENCE PLC

By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Group Finance Director

ARIX BIOSCIENCE HOLDINGS LTD.

By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Group Finance Director